# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CATALYST BANCORP, INC., CIK 0001849867
CUSIP: 14888L101
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 235 N Court St, Opelousas, Louisiana (LA), 70570
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001910868-24-000003
Filed by CIK 0001910868

## Reporting persons
- Catalyst Bancorp, Inc. Employee Stock Ownership Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Louisiana (LA); sole voting power 354,430; shared voting power 65,840.47; sole dispositive power 354,430; shared dispositive power 65,840.47; aggregate amount beneficially owned 420,270.47 (9.8% of the class)

## Item 1. Issuer
Name of issuer: CATALYST BANCORP, INC.
Address of issuer's principal executive offices: 235 N Court St, Opelousas, LA, 70570.

## Item 2. Person Filing
Name of person filing: Catalyst Bancorp, Inc. Employee Stock Ownership Plan (the "Plan")
Address of principal business office or, if none, residence:
Catalyst Bank
235 N. Court Street
Opelousas, Louisiana 70570
Citizenship: Louisiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 420,270.47
Percent of class: 9.8% (based on 4,278,150 shares issued and outstanding as of December 31, 2024)
Sole power to vote or to direct the vote: 354,430.00
Shared power to vote or to direct the vote: 65,840.47
Sole power to dispose or to direct the disposition: 354,430.00
Shared power to dispose or to direct the disposition:
65,840.47

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries. The reporting person's assets are held in trust by trustee, Jutta A. Codori ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Plan, as of December 31, 2024. As of December 31, 2024, 65,840 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries and 354,430 shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustee, who has shared voting power over the allocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee for or against proposals to shareholders in the same proportion as the shares of Common Stock which have been allocated to the accounts of individual participants and beneficiaries are actually voted thereby, subject in each case to the fiduciary duties of the Plan Trustee and applicable law.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Dividends paid, if any, on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, would be added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, (ii) paid to the participant or beneficiary or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Catalyst Bancorp, Inc. Employee Stock Ownership Plan: /s/ Jutta Codori, Jutta Codori, Trustee (02/11/2025)
Comment: This report is not an admission that the Plan Trustee is the beneficial owner of any securities covered by this report, and the Plan Trustee expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4, other than shares allocated to the individual account of the Plan Trustee, as applicable, over which the Plan Trustee has voting power.